SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: July 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F           Form 40-F X
                                  ---                 ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                 No  X
                                  ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated July 27, 2004, announcing that the U.S. Food and Drug Administration (FDA) has approved a PreMarket Approval (PMA) Supplement application for a revision to the labeling of the Novacor(R) LVAS to reflect the current device reliability data available to patients and physicians.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

FDA Approves Reliability Label Revision for Novacor(R) Left Ventricular Assist System (LVAS)

Oakland, CA - July 27, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart or the Company), announced today that the U.S. Food and Drug Administration (FDA) has approved a PreMarket Approval (PMA) Supplement application for a revision to the labeling of the Novacor(R) LVAS to reflect the current device reliability data available to patients and physicians. Notable in the revised labeling is the demonstrated performance longevity of the Novacor LVAS, which encompasses implant duration from zero to more than 36 months.

The revised labeling, which is based upon statistical analysis of 1077 device implants, shows the chance for reoperation to either fix or replace the Novacor LVAS is 1.6% between zero and 6 months; 2.1% between 6 and 12 months; 11% between 12 and 24 months; and, 16% between 24 and 36 months.

The Physician's Manual will now also include the statement that testing "revealed a single, noncatastrophic, device wear out mechanism - main bearing wear - that is progressive and has detectable symptoms that can be proactively and noninvasively monitored before wear out, permitting elective pump replacement".

The full text of the Label Modifications approved by the FDA is attached to this release.

"This is a significant approval at this time given the expected commencement of patient enrollment in the RELIANT trial (Randomized Evaluation of the Novacor LVAS In A Non-Transplant Population). This equivalence trial randomizes the Novacor LVAS against the Heartmate(R) XVE. The Novacor LVAS has an excellent history of reliability and durability. The chance for reoperation, from all causes, to fix or replace the Novacor is compellingly low and unmatched for an implantable LVAS. The ability to noninvasively monitor wear and electively replace the Novacor LVAS means that the length and quality of life of the patient should not be affected materially by risk of device failure", commented Mr. Jal Jassawalla, Executive Vice President and Chief Technical Officer of WorldHeart.

"To date, more than 1,500 patients have been supported with the Novacor, with almost 600 patient years of experience, and no deaths attributable to device failure. 25 patients have been supported for close to or over 3 years with the Novacor LVAS. We are pleased to be able to reflect the durability of our device in our labeling," says Mr. Jassawalla, "so that the most current information is available to the clinicians and the recipients of the Novacor."

"The demonstrated reliability of the Novacor LVAS, when compared to the current labeling of the Thoratec Heartmate, is both unmatched and compelling," said Mr. Jassawalla.

About the RELIANT Trial:
WorldHeart has commenced site initiations in its RELIANT Trial in Q2 of 2004. The data from this Trial is expected to support a Premarket Approval (PMA) Supplement for use of Novacor LVAS by non-transplant eligible patients (Destination Therapy). The current conditional FDA approval for the Trial permits immediate enrollment of up to 390 patients at up to 40 centers in the United States.

The RELIANT Trial randomizes patients who enter the Trial to receive either a Novacor LVAS or a HeartMate(R) XVE LVAS (left ventricular assist system) on a 2:1 ratio. Costs of implants, including device costs, for both Novacor LVAS and HeartMate(R) XVE LVAS are eligible for reimbursement by Centers for Medicare and Medicaid Services and private insurers, on the same basis as is available for reimbursement of HeartMate(R) XVE LVAS when used for Destination Therapy treatment outside the Trial.

About Novacor(R) LVAS:
The Novacor LVAS is an electrically powered; pulsatile flow LVAS that provides circulatory support by taking over part or all of the workload of the left ventricle. With approximately 20 years of clinical use, and the first ventricular assist device (VAD) to provide more than 4 years of continuous circulatory support without pump replacement, the Novacor LVAS has reliability statistics unmatched by any other implanted electromechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Contact Information:
Judith Dugan, World Heart Corporation
(613) 226-4278 ext. 2290
www.worldheart.com

     Label Modifications Approved by FDA


     Novacor(R) LVAS Device Reliability

     An in vitro study was performed on the Novacor(R) LVAS to demonstrate system reliability and durability. Twelve units, submerged in normal saline at body temperature, were subjected to varying simulated load conditions using mock circulatory loops. The 12 units all exceeded 3 years of test without failure. The cumulative test duration was 50.5 years with average system duration of 4.2 years (with a range of 3.04 to 5.59 years). A reliability analysis using a Weibull model is included in Table 7-6. This testing revealed a single, noncatastrophic, device wearout mechanism - main bearing wear - that is progressive and has detectable symptoms that can be proactively and noninvasively monitored before wearout permitting elective pump replacement.


     Worldwide experience of 1077 clinical implants with the current configuration (613 implants of the N100PC and 464 of the N100PCq pump types
     - all PCq implant experience was outside of the United States at the time of this analysis) included 285 implants of duration more than 6 months, 121 implants of duration more than 12 months, 27 implants of duration more than 24 months and 10 implants of duration more than 36 months. During this time there have been 17 device replacements and 4 priority transplants necessitated by device issues. No recipient had more than one Pump/Drive Unit replacement. Categorized by time of occurrence and cause, these included:


     Between 0 and 6 months

     Recipients on support: 1077 at 0 months, 285 at 6 months
     Events: encapsulation leak (1 case); clinical management issues (saline contamination of electrical connector at implant, urine aspiration into vent tube) (3); percutaneous lead accident (multiple controller drops) (1).


     Between 6 and 12 months

     Recipients on support: 285 at 6 months, 121 at 12 months
     Events: bearing wear (1); percutaneous lead accident (caught in car door)
     (1); valve infection (1).


     Between 12 and 24 months

     Recipients on support: 121 at 12 months, 27 at 24 months
     Events: bearing wear (2); broken main spring (pump function maintained by remaining intact spring until transplant) (1); percutaneous lead wear (2); valve infection (1).

     Between 24 and 36 months

     Recipients on support: 27 at 24 months, 10 at 36 months
     Events: bearing wear (1); percutaneous lead accident (caught in drawer)
     (1); lead wear (1).


     Beyond 36 months

     Recipients on support: 10 at 36 months
     Events: bearing wear (3); valve degradation (1).


     In addition to these events, there have been seven other cases in which one or both of the (modular) tissue-valved conduits, having become infected, were replaced without replacing the pump. These occurred at the following times:


          Between 0 and 6 months: 4 cases
          Between 6 and 12 months: 1
          Between 12 and 24 months: 1
          Between 24 and 36 months: 0
          Beyond 36 months: 1


         No recipient death has been attributed to a device failure.


Based on this experience, the chance (the time-weighted average risk in each period) of a reoperation (including priority transplant) to fix or replace an implanted component is as presented in Table 7-5.



                                          Table 7-5
                      Chance for Reoperation to Fix or Replace the LVAS

    ---------------------- -------------------- ------------------- --------------------
         At 0-6 months         At 6-12 Months      At 12-24 Months     At 24-36 Months
    ====================== ==================== =================== ====================

              1.6%                  2.1%                 11%                 16%
    ---------------------- -------------------- ------------------- --------------------

                                    Table 7-6
                        In Vitro and Clinical Reliability

       ---------------- --------------------------- -----------------------------------------------------------
              Duration    In Vitro Reliability,       Clinical K-M Freedom from Pump Replacement or Priority
                             N100PC Life Test                         Transplant - N100PC/PCq
       ---------------- --------------------------- -----------------------------------------------------------
                                                    Excluding events attributed            All causes
                                                        to lead accident and
                                                           mismanagement
       ---------------- --------------------------- ----------------------------- -----------------------------

           1 year                 99.9%*                   99.0% (98.4%*)                98.0% (97.3%*)
       ---------------- --------------------------- ----------------------------- -----------------------------
           2 years                98.5%                    88.4% (84.5%)                 87.5% (83.6%)
       ---------------- --------------------------- ----------------------------- -----------------------------
           3 years                87.4%                    78.4% (71.7%)                 72.8% (65.4%)
       ---------------- --------------------------- ----------------------------- -----------------------------

           *  80% one-sided lower confidence limit


The 1077 implants with the current configuration include the N100PC and the N100PCq pump types. Figure 7-9 provides by type the numbers of the original 1077 pumps at risk at the beginning of each six-month post-implant period. Figure 7-10 provides the observed Kaplan-Meier actuarial freedom from pump replacement or priority transplant by type. All of the PCq implant experience was outside of the United States at the time of this analysis.

                    Number of Pumps at Risk in Time Interval

[Bar graph depicting 613 PC pumps and 464 PCq pumps from 0 to 6 months; 136 PC pumps and 149 PCq pumps from 6 to 12 months; 56 PC pumps and 63 PCq pumps from 12 to 18 months; 21 PC pumps and 32 PCq pumps from 18 to 24 months; 9 PC pumps and 16 PCq pumps from 24 to 30 months; 5 PC pumps and 10 PCq pumps from 30 to 36 months; 4 PC pumps and 6 PCq pumps from 36 to 42 months; 3 PC pumps and 1 PCq pump from 42 to 48 months; and 1 PC pump and 1 PCq pump from 48 to 54 months.]

         ----------------------------------------------------------------------------------------------------
          Period (months)                       0-6   6-12   12-18  18-24  24-30  30-36 36-42  42-48  48-54
         ----------------------------------------------------------------------------------------------------
          PC: Number of original pumps at       613    136    56     21      9      5     4      3      1
          beginning of period
         ----------------------------------------------------------------------------------------------------
          PCq: Number of original pumps at      464    149    63     32     16     10     6      1      1
          beginning of period
         ----------------------------------------------------------------------------------------------------
          PC pumps replaced in period*           2      2      2      0      1      1     1      1      0
         ----------------------------------------------------------------------------------------------------
          PCq pumps replaced in period*          3      0      2      0      1      0     0      0      1
         ----------------------------------------------------------------------------------------------------
          Total (PC + PCq) patients at          1077   285    121    57     27     19     10     4      3
          beginning of period
         ----------------------------------------------------------------------------------------------------

           *Replacement pump may have been PC or PCq type.

             Figure 7-9 Numbers of At-Risk Pumps by Implant Duration

                 Freedom from Replacement or Priority Transplant
                               N100PC and N100PCq

[Line graph depicting (1) PC Excluding Lead Accident, Lead Wear or Management (n=8) at 100% K-M Freedom from Pump Replacement for the interval beginning at 0 years of implant duration and ending at approximately 0.75 years of implant duration; slightly less than 100% for the interval beginning at approximately
0.75 years of implant duration and ending at approximately 1.5 years of implant duration; between 100% and 90% for the interval beginning at approximately 1.5 years of implant duration and ending slightly before 2 years of implant duration; between 90% and 80% for the interval beginning slightly before 2 years of implant duration and ending at approximately 3.25 years of implant duration; between 70% and 60% for the interval beginning at approximately 3.25 years of implant duration and ending at approximately 3.5 years of implant duration; slightly above 40% for the interval beginning at approximately 3.5 years of implant duration and ending at approximately 3.75 years of implant duration; and slightly above 20% for the interval beginning at approximately 3.75 years of implant duration and ending after 4 years of implant duration and (2) PCq Excluding Lead Accident, Leas Wear or Management (n=4) at 100% K-M Freedom from Pump Replacement for the interval beginning at 0 years of implant duration and ending at 1 year of implant duration; slightly less than 100% for the interval beginning at 1 year of implant duration and ending at approximately 1.75 years of implant duration; between 100% and 90% for the interval beginning at approximately 1.75 years of implant duration and ending at approximately 2.25 years of implant duration; slightly below 90% for the interval beginning at approximately 2.25 years of implant duration and ending after 4 years of implant duration; and 0% after 4 years of implant duration.]

Figure 7-10    Kaplan-Meier Freedom from Pump Replacement or Priority
               Tansplant (excluding lead wear or accident or management accident) - N100PC compared with N100PCq

------------ ------------------------------------------- -------------------------------------------
   Time              Freedom from Replacement:                   Freedom from Replacement:
               N100 PC, Excluding Lead Accident, Lead     N100 PCq, Excluding Lead Accident, Lead
                         Wear or Management                          Wear or Management
------------ ------------------------------------------- -------------------------------------------
                At Risk      Obs. Survl.    Std. Error       At Risk     Obs. Survl.    Std. Error
------------ -------------- -------------- ------------- -------------- -------------- -------------
          0      613             1.000         0.000            464          1.000         0.000
------------ -------------- -------------- ------------- -------------- -------------- -------------
          6      136             0.998         0.002            149          1.000         0.000
------------ -------------- -------------- ------------- -------------- -------------- -------------
         12       56             0.977         0.015             63          1.000         0.000
------------ -------------- -------------- ------------- -------------- -------------- -------------
         18       22             0.944         0.036             32          0.984         0.016
------------ -------------- -------------- ------------- -------------- -------------- -------------
         24       10             0.858         0.088             16          0.939         0.046
------------ -------------- -------------- ------------- -------------- -------------- -------------
         30        7             0.858         0.088             10          0.872         0.078
------------ -------------- -------------- ------------- -------------- -------------- -------------
         36        4             0.858         0.088              6          0.872         0.078
------------ -------------- -------------- ------------- -------------- -------------- -------------
         42        3             0.643         0.197              1          0.872         0.078
------------ -------------- -------------- ------------- -------------- -------------- -------------
         48        1             0.214         0.187              1          0.872         0.078
------------ -------------- -------------- ------------- -------------- -------------- -------------


     Time is in months. "At Risk" is the number of Pump/Drive Units remaining under observation at time point. "Obs. Survl." is freedom from replacement or transplant per Kaplan-Meier method. "Std. Error" is the Standard Error in Observed Survival per the Greenwood algorithm. Recipients are censored from further survival analysis at time of transplantation or weaning from LVAS support.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           World Heart Corporation


         Date:  July 29, 2004              By:      /s/ Mark Goudie
                                               ---------------------------------
                                               Name:  Mark Goudie
                                               Title:    Chief Financial Officer